Exhibit 1

FINAL RELEASE	1 December 2017

WPP plc (“WPP”)

Director’s Interests

Exercise of options and sales to cover tax

WPP was today notified that Sir Martin Sorrell (CEO of WPP) has exercised his rights to receive 10,204,217 shares subject to various share awards.

These awards relate to deferred awards granted under:

●	WPP’s 2004 Leadership Equity Acquisition Plan (“LEAP”); and
●	WPP’s Capital Investment Plan (covering 1995-1999 performance period and since deferred into awards referred to as Deferred Stock Units (“DSU”)).

The awards have been disclosed in WPP’s Annual Reports and announcements made previously as forming part of Sir Martin Sorrell’s beneficial holding. They were granted as options to acquire ordinary shares in WPP plc. The right to exercise the awards was deferred until no later than 30 November 2017 following share owner approval in 2010.

The following table summarises the plans exercised, dates and volume of the transactions.

Award	Deferral date	Date of Transaction	Number of ordinary shares[1]	Total exercise price payable	Total volume of shares sold
UK DSU	October 2008	28 November 2017	1,771,472	£38.98	797,163
UK DSU	December 2008	28 November 2017	987,742	£21.74	444,484
UK 2004 LEAP	March 2008	28 November 2017	2,428,984	nil	1,093,043
UK 2005 LEAP	March 2010	30 November 2017	410,895	nil	184,903
UK 2006 LEAP	March 2011	30 November 2017	498,130	nil	224,159
UK 2007 LEAP	March 2012	30 November 2017	249,021	nil	112,060
UK 2009 LEAP	March 2014	30 November 2017	1,087,898	nil	489,555
US DSU	October 2008	30 November 2017	877,736	£19.32	452,649
US 2004 LEAP	March 2008	30 November 2017	1,380,308	nil	711,825
US 2005 LEAP	March 2010	30 November 2017	297,545	nil	153,444
US 2007 LEAP	March 2012	30 November 2017	214,486	nil	110,611
Total			10,204,217	£80.04	4,773,896

[1]

These include any shares acquired pursuant to dividend equivalent rights whereby the number of shares acquired in connection with the award was increased to represent the value of dividends paid between the dates of grant and dates of exercise.

The above exercises were satisfied by the transfer of 2,759,214 shares on 28 November 2017, from the WPP Capital Investment Plan Trust, a trust resident in Jersey in connection with the grant of awards under the WPP Capital Investment Plan and established on 30 October 2001, and 7,445,003 shares from treasury on 29 November 2017 and 30 November 2017.

From 28 to 30 November 2017 Sir Martin Sorrell sold shares purely to cover immediate tax liabilities of £62.5 million as a result of the option exercises. Consequently, on 28 and 29 November 2017 Sir Martin Sorrell sold 2,334,690 (in batches at an average price of £13.0325 per share) and on 30 November 2017 sold 2,439,206 (in batches at an average price of £13.159 per share) of these shares.

At today’s date Sir Martin Sorrell and his family interests are interested in or have rights in 17,940,018 shares. Sir Martin Sorrell’s family interests and rights represent 1.416% of the issued share capital of WPP. Additionally, The JMCMRJ Sorrell Foundation holds 4,575,936 WPP shares, representing 0.3612% of WPP’s issued share capital.

Contact:

Buchanan	+44 (0) 20 7466 5000
Richard Oldworth	+44 (0) 7710 130 634
Henry Harrison-Topham / Chris Lane	wpp@buchanan.uk.com